Exhibit 99.1

Postmedia Network Announces the Closing of the Sale of 1450 Don Mills Road in Toronto

TORONTO--(BUSINESS WIRE)--October 12, 2012--Postmedia Network Canada Corp. (“Postmedia” or the “Company”) today announced that, further to its announcement of June 26, 2012, it has completed the sale of the property at 1450 Don Mills Road in Toronto to The Rose & Thistle Group Ltd.

Postmedia will apply the net proceeds of the sale (approximately C$23.2 million) to redeem an equal amount of senior secured notes due 2017 in accordance with the provisions of the note indenture.

Postmedia will lease back the property for a period of 18 months. As previously announced, Postmedia has entered into a lease agreement for its new head office at 365 Bloor Street East in downtown Toronto, which lease commences December 1, 2013.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B), is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, statements regarding the repayment of debt and the lease of a new head office. Due to these risks and uncertainties, reliance should not be placed on any forward-looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

CONTACT:
Postmedia Network Canada Corp.
Media Contact
Phyllise Gelfand, 416-442-2936
Vice President, Communications
pgelfand@postmedia.com
or
Investor Contact
Doug Lamb, 416-383-2325
Executive Vice President and Chief Financial Officer
dlamb@postmedia.com